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DARIN SMITH

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

December 18, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Equitable Financial Life Insurance Company of America (the “Registrant”)

Request for RWWD

Registration Statement on Form N-4 (File No. 333-272919)

Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on December 1, 2023 on Form RW Accession No. 0001193125-23-287198) with respect to the above-referenced registration statement.

The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

Please contact me at 319-573-2676 if you have any questions or require anything further.

Sincerely

/s/ Darin Smith
Darin Smith